UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2012

[  ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from _________ to _________

Commission File Number 000-24503

Whidbey Island Bank 401(k) Plan

WASHINGTON BANKING COMPANY

450 SW Bayshore Drive

Oak Harbor, Washington 98277
_______________________________________________
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive officer)

REQUIRED INFORMATION

In lieu of the requirements of Items 1-3 of Form 11-K, and as permitted by Item 4 of Form 11-K, Plan financial statements and schedules are being filed in accordance with the financial reporting requirements of ERISA.

Report of Independent Registered Public Accounting Firm

To the Administration Committee
Whidbey Island Bank 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of Whidbey Island Bank 401(k) Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements and supplemental schedule are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Whidbey Island Bank 401(k) Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) at December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Moss Adams LLP
Everett, Washington
June 27, 2013

WHIDBEY ISLAND BANK 401(K) PLAN
Statement of Net Assets Available for Benefits
December 31, 2012 and 2011

	2012	2011
ASSETS
Investments, fair value	$15,569,153	$12,983,967
Notes receivable from participants	400,252	466,267
Total assets	15,969,405	13,450,234
NET ASSETS AVAILABLE FOR BENEFITS	$15,969,405	$13,450,234

See accompanying notes to these financial statements.

WHIDBEY ISLAND BANK 401(K) PLAN
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2012

2012
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment Income
Net appreciation in fair value of investments	$1,626,560
Dividends	224,385
Interest	42,586
Total investment income	1,893,531

Interest Income on Notes Receivable from Participants	18,975

Contributions
Employer	414,971
Participant:
Salary deferral	1,390,656
Rollover	118,204
Total contributions	1,923,831
Total additions	3,836,337

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	1,315,338
Administrative expenses	1,828
Total deductions	1,317,166

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFIT	2,519,171

NET ASSETS AVAILABLE FOR BENEFITS, beginning of year	13,450,234

NET ASSETS AVAILABLE FOR BENEFITS, end of year	$15,969,405

See accompanying notes to these financial statements.

WHIDBEY ISLAND BANK 401(K) PLAN
Notes to Financial Statements
December 31, 2012 and 2011

Note 1 – Description of Plan

The following brief description of the Whidbey Island Bank 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General – The Plan is a defined contribution plan, adopted January 1, 1993, to provide retirement and disability benefits to the employees of Whidbey Island Bank (the “Bank” and/or “Sponsor”), wholly owned subsidiary of Washington Banking Company (the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and subsequent amendments.

Eligibility – Employees become eligible to receive matching and profit sharing contributions as of January 1, or July 1 after completing one year of service. For eligibility purposes, an employee is deemed to have one year of service upon completing 1,000 hours of service.

Employer Contributions – The Bank matches 50% of each participant’s elected contributions, up to 6% of their eligible compensation. At the discretion of the Bank’s Board of Directors, annual profit sharing contributions are also allocated to eligible employees based upon annual participant earnings. There were no profit sharing contributions made by the Bank for the year ended December 31, 2012.

Participant Elected Contributions – All employees age twenty-one or older may elect to contribute a portion of their compensation into the Plan on a tax-deferred basis. The participant’s contribution may not exceed limits established in the Internal Revenue Code. Employees are eligible to make contributions on the first day of the month following their hire date. Withheld amounts are deposited by the Bank into the Plan as soon as practicable, but no later than the 15th business day following the end of the month in which amounts are contributed by employees or withheld from their wages. Participants direct the investment of their contributions to various investment options offered by the Plan.

Participant Accounts – Each participant's account is credited with the participant's contribution and allocations of (a) Bank's contribution and (b) plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting – Participants are fully vested in their participant elected and employer matching contributions at all times. For vesting of discretionary employer profit sharing contributions, an employee must complete 1,000 hours of service during a vesting computation period in order to receive credit for one year of service. Employer profit sharing contributions vest as follows: 1 year of service – 0%; 2 years – 20%; 3 years – 40%; 4 years – 60%; 5 years – 80%; 6 years – 100%. Participants become fully vested at the age of 65, upon the participant’s death or upon permanent disability.

Forfeitures – Forfeitures are the non-vested portion of a participant’s account that is lost upon termination of employment. Forfeitures are used to reduce the Plan sponsor’s matching contributions or to pay Plan expenses. For the year ended December 31, 2012, there was $1,423 in forfeitures, all of which were used to pay Plan expenses.

Notes Receivable from Participants – Participant loans are made at the discretion of the Plan administrator. Loans cannot exceed the lesser of 50% of the participant’s total vested account balance or $50,000. Loans are collateralized by participant account balances. As of December 31, 2012, the rates on outstanding loans ranged from 4.25% to 8.50% with various maturities through 2026. Principal and interest is paid ratably through payroll deductions.

Investment Options – The Plan’s trustees establish investment options including the Sponsor’s common stock, Washington Banking Company. Participants direct their contributions into any of the available investment options. The Plan does not require collateral or other security to support these financial instruments. Participants may change their investment options at any time.

WHIDBEY ISLAND BANK 401(K) PLAN
Notes to Financial Statements
December 31, 2012 and 2011

Note 1 – Description of Plan (Continued)

Payment of Benefits – On retirement, death, disability or termination, a participant may elect to receive their vested account balance in a lump sum amount or monthly, quarterly or annual installment payments over a fixed reasonable period not to exceed the life expectancy of the employee or the employee’s beneficiaries. At December 31, 2012, net assets include approximately $1.7 million in accounts of participants that have separated from service. None of these amounts were payable by the Plan as of December 31, 2012. With approval of the Sponsor, early withdrawals may be paid by the Plan to those employees experiencing a financial hardship as defined by the Plan.

Administrative Expenses – Administrative expenses related to operating and maintaining the Plan are paid by the Company. Certain investment and transaction fees are paid by participants of the Plan.

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting – The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America, using the accrual method of accounting.

Use of Estimates – The preparation of the financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Recent Accounting Pronouncements – In May 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2011-04, Fair Value Measurement (Topic 820) - Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. ASU No. 2011-04 requires information about all transfers between levels 1 and 2, not just significant transfers, disclosure of valuation techniques for Level 2 and Level 3 measurements and for Level 3 measurements requires disclosure of valuation processes used by the reporting entity and quantitative information about significant unobservable inputs, as well as additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. It also requires disclosure of the categorization by level for items that are not measured at fair value in the statement of net assets available for benefits but are disclosed at fair value. The new guidance is effective for reporting periods beginning after December 15, 2011. The Plan adopted the new disclosure requirements effective January 1, 2012.

Investment Contracts – Investment contracts held by the Plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of the Plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Authoritative guidance requires the statements of net assets available for benefits present the fair value of the investments, as well as the adjustment from fair value to contract value for fully benefit-responsive investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis.

The investments in fully benefit-responsive investment contracts are stated at contract value, which approximated fair value at December 31, 2012 and 2011, and represents contributions, reinvested income, less any withdrawals and/or reserves plus accrued interest.

Investment Valuation – The Plan’s investments are stated at fair value. Quoted market prices are used to value investments in the Sponsor’s common stock. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Net appreciation of mutual fund accounts includes interest, dividends, and realized and unrealized gains or losses.

Income Recognition – Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.  The net appreciation in fair value of investments consists of both the realized gain or losses and unrealized appreciation or depreciation of those investments.

WHIDBEY ISLAND BANK 401(K) PLAN
Notes to Financial Statements
December 31, 2012 and 2011

Note 2 – Summary of Significant Accounting Policies (Continued)

Benefit Payments – Benefits are recorded when paid.

Notes Receivable from Participants – Notes receivable from participants are measured at amortized cost, which represents unpaid principal balance plus accrued but unpaid interest, and are classified as notes receivable.

Subsequent Events – Subsequent events are events or transactions that occur after the statement of net assets available for benefits date but before financial statements are issued. The Plan recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the statement of net assets available for benefits, including the estimates inherent in the process of preparing the financial statements. The Plan’s financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the statement of net assets available for benefits but arose after the statement of net assets available for benefits date and before financial statements are issued. The Plan has evaluated subsequent events through the date of issuance of the financial statements.

Note 3 – Investments

The following is a summary of investments, at fair value, at December 31, 2012 and 2011:

	2012		2011
Investments at fair value as determined by quoted market price:
Washington Banking Company Common Stock	$2,892,097	*	$2,701,661	*
Guaranteed Income Fund	1,786,187	*	1,612,523	*
T. Rowe Price Blue Chip Growth Fund	1,235,422	*	—
AMER: Europacific Growth Fund	1,223,647	*	870,989	*
PIMCO TTL Retirement Fund	1,167,007	*	928,961	*
Rainer: Small & Mid Cap Equity Fund	1,074,149	*	1,004,712	*
Goldman Sachs Mid Cap Value Fund (A)	1,000,496	*	803,152	*
T. Rowe Price Equity Income Fund	925,158	*	—
Baron Small Cap Fund	802,397	*	577,100
Allianz NFJ Small Cap Value Fund (A)	566,037		210,273
Dreyfus Index: S&P 500 Index Fund	545,917		373,151
Fidelity Advance Government Income Fund	450,102		366,756
Oppenheimer Developing Markets Fund (A)	404,688		259,106
Davis New York Venture Fund (A)	338,616		361,965
DWS Small Cap Value Fund (A)	269,191		258,908
Oppenheimer International Bond Fund (A)	259,766		225,492
Allianz NFJ International Value Fund (A)	245,626		549,690
Oppenheimer Real Estate Fund (A)	232,759		244,485
Inv Mid Cap Core Equity Fund (A)	149,891		118,553
Growth Fund of America	—		921,060	*
Eaton Vance Large Cap Value Fund (A)	—		595,430
Total investments at fair value	$15,569,153		$12,983,967

* Investment represents 5% or more of net assets available for benefits.

WHIDBEY ISLAND BANK 401(K) PLAN
Notes to Financial Statements
December 31, 2012 and 2011

Note 3 – Investments (Continued)

During 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

2012
Investments at fair value as determined by quoted market price:
Shares of Bank common stock	$390,127
Registered investment companies	1,236,433
Net appreciation in fair value	$1,626,560

Investment Contracts – The Plan’s Guaranteed Income Fund is a fully benefit-responsive investment contract. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk or the contract issuer or otherwise. Crediting rates on the investment contract is based on a formula agreed upon with the issuer, but may not be less than 1.50%. Interest rates are reviewed on a semiannual basis for resetting.

The concept of a value other than contract value does not apply to the Plan’s Guaranteed Income Fund investment contract. Upon a discontinuance of the contract, the contract value would be paid no later than 90 days from the date the sponsor provides notice to discontinue. This contract's operation is different than many other annuity products in the market by virtue of the fact that a market value (fair value) adjustment does not apply upon discontinuance. There are not any specific securities in the general account that back the liabilities of this investment contract and it would be inappropriate to look to the market value of the securities within the insurer's general account to determine a fair value. The Plan owns a promise to pay interest at crediting rates which are announced in advance and guaranteed for a specified period of time as outlined in the group annuity contract.

This product is not a traditional guaranteed investment contract ("GIC") and therefore there are not any known cash flows that could be discounted. As a result, the fair value amount shown below is equal to the contract value.

	Average Yield		Crediting Interest Rate		Investments at Fair Value	Adjustment to Contract Value
	2012	2011	2012	2011
Prudential Insurance Company	2.45%	2.95%	2.45%	2.95%	$1,786,187	$—
Guaranteed Income Fund

WHIDBEY ISLAND BANK 401(K) PLAN
Notes to Financial Statements
December 31, 2012 and 2011

Note 4 – Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2: Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The following table discloses by level, the fair value hierarchy, of the Plan’s assets at fair value as of December 31, 2012 and 2011:

	Assets at Fair Value at December 31, 2012
	Level 1	Level 2	Level 3	Total
Mutual funds:
Blend funds	$1,413,665	$—	$—	$1,413,665
Fixed income funds	1,167,007	—	—	1,167,007
Growth funds	3,111,968	—	—	3,111,968
International funds	2,133,727	—	—	2,133,727
Other funds	1,228,778	—	—	1,228,778
Value funds	1,835,724	—	—	1,835,724
Total mutual funds	10,890,869	—	—	10,890,869
Common stocks	2,892,097	—	—	2,892,097
Guaranteed investment contract	—	—	1,786,187	1,786,187
Total assets at fair value	$13,782,966	$—	$1,786,187	$15,569,153

	Assets at Fair Value at December 31, 2011
	Level 1	Level 2	Level 3	Total
Mutual funds:
Blend funds	$480,518	$—	$—	$480,518
Fixed income funds	928,961	—	—	928,961
Growth funds	2,502,872	—	—	2,502,872
International funds	1,565,860	—	—	1,565,860
Other funds	984,392	—	—	984,392
Value funds	2,207,180	—	—	2,207,180
Total mutual funds	8,669,783	—	—	8,669,783
Common stocks	2,701,661	—	—	2,701,661
Guaranteed investment contract	—	—	1,612,523	1,612,523
Total assets at fair value	$11,371,444	$—	$1,612,523	$12,983,967

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

WHIDBEY ISLAND BANK 401(K) PLAN
Notes to Financial Statements
December 31, 2012 and 2011

Note 4 – Fair Value Measurements (Continued)

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

Registered investment companies (Mutual funds): Shares of registered investment company funds (or mutual funds) are valued at the net asset value (NAV) of shares held by the Plan and are valued at the closing price reported on the active market on which the individual securities are traded.  Mutual funds are determined to be a Level 1 investment.

Plan Sponsor Common Stock:  Shares of the Plan Sponsor common stock are valued at the closing price as reported on a national securities exchange.  Plan Sponsor common stock is determined to be a Level 1 investment.

Guaranteed Investment Contract:  Units of the guaranteed investment contract are measured at fair value which approximates contract value.  Contract value represents deposits made to the contract, plus earnings generated at the crediting rates, less withdrawals and fees (see further discussion in Note 3).   The guaranteed investment contract is determined to be a Level 3 investment.

The following table provides a description of the valuation techniques, significant unobservable inputs and qualitative information about the unobservable inputs for the Plan's assets classified as Level 3 investments and measured at fair value at December 31, 2012:

Asset	Valuation Technique	Significant Unobservable Inputs	Range (Average)
Guaranteed Investment Contract	Discounted cash flow	Risk-adjusted discount rate	1.60% - 2.74% (2.24%)
	Discounted cash flow	Investment term	4 - 7 years (5 years)
	Exit value	Crediting rate	2.20% - 2.82% (2.45%)

The significant unobservable inputs used in the fair value measurement of the reporting entity's guaranteed investment fund are the risk-adjusted discount rate, the investment term utilized and the crediting interest rate of the contract. Significant increases (decreases) in any of those inputs in isolation would result in a significantly lower (higher) fair value measurement.  The factors considered in establishing the risk adjusted discount rate and the crediting interest rate include, current economic and market conditions, the general interest rate environment and both actual and expected experience of a reference portfolio within the general account.

The following table sets forth the summary of changes in the fair value of Level 3 investments for the years ended December 31, 2012 and 2011:

Guaranteed Income Fund
Balance at December 31, 2010	$1,290,866
Interest income	41,644
Purchases	428,842
Sales	(136,187)
Settlements	(12,642)
Balance at December 31, 2011	1,612,523
Interest income	42,586
Purchases	394,989
Sales	(269,524)
Settlements	5,613
Balance at December 31, 2012	$1,786,187

WHIDBEY ISLAND BANK 401(K) PLAN
Notes to Financial Statements
December 31, 2012 and 2011

Note 5 – Party-in-Interest Transactions

The Plan invests in the common stock of Washington Banking Company and qualifies as a party-in-interest.  The Plan also has investments in Prudential Insurance Company, which also qualifies as a party-in-interest.

Note 6 – Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility and credit risk. In addition, many of the Plan’s investments are by their nature, concentrated in certain industry segments or investment types, which may create additional risks due to investment concentrations. It is reasonably possible, given the level of risk associated with investment securities that changes in the near term could materially affect participants’ account balances and the amounts reported in the financial statements.

Note 7 – Plan Termination

Although it is currently the intent of the Bank to continue the Plan, the Bank may terminate the Plan upon giving 60 days notice to the trustees. In the event of such discontinuance, the net assets of the Plan would be distributed to the participants in the proportion determined by their respective accounts. Upon termination, all participants’ accounts would become fully vested.

Note 8 – Federal Income Tax

The Plan received a determination letter dated October 26, 1994 indicating that the Plan was qualified under the appropriate sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code and continues to be tax-exempt. Therefore, no provision for income tax has been included in the Plan's financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. Management has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

Supplemental Schedule Required
by the Department of Labor

WHIDBEY ISLAND BANK 401(K) PLAN
EIN Number 91-0726237
Plan Number 001
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2012

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lesser or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost**	Current value
*	Washington Banking Company Common Stock	Common stock, 212,342 shares	**	$2,892,097
*	Prudential Insurance Company	GIC, 2.45% interest as of 12/31/12	**	1,786,187
	T. Rowe Price Blue Chip Growth Fund	Registered Investment Company	**	1,235,422
	AMER: Europacific Growth Fund	Registered Investment Company	**	1,223,647
	PIMCO TTL Retirement Fund	Registered Investment Company	**	1,167,007
	Rainer: Small & Mid Cap Equity Fund	Registered Investment Company	**	1,074,149
	Goldman Sachs Mid Cap Value Fund	Registered Investment Company	**	1,000,496
	T. Rowe Price Equity Income Fund	Registered Investment Company	**	925,158
	Baron Small Cap Fund	Registered Investment Company	**	802,397
	Allianz NFJ Small Cap Value Fund	Registered Investment Company	**	566,037
	Dreyfus Index: S&P 500 Index Fund	Registered Investment Company	**	545,917
	Fidelity Advance Government Income Fund	Registered Investment Company	**	450,102
	Oppenheimer Developing Markets Fund	Registered Investment Company	**	404,688
	Davis New York Venture Fund	Registered Investment Company	**	338,616
	DWS Small Cap Value Fund	Registered Investment Company	**	269,191
	Oppenheimer International Bond Fund	Registered Investment Company	**	259,766
	Allianz NFJ International Value Fund	Registered Investment Company	**	245,626
	Oppenheimer Real Estate Fund	Registered Investment Company	**	232,759
	Inv Mid Cap Core Equity Fund	Registered Investment Company	**	149,891
*	Participant loans	Rates ranging from 4.25% to 8.50%,collateralized by participant's vested equity accounts	—	400,252

	Total assets			$15,969,405

* Indicates party-in-interest
** Historical cost information is not required for participant directed accounts

WHIDBEY ISLAND BANK 401(K) PLAN
EIN Number 91-0726237
Plan Number 001
December 31, 2012

EXHIBITS

23.1 Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee or other persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date:	June 27, 2013

WHIDBEY ISLAND BANK 401(K) PLAN

By	/s/ John L. Wagner
John L. Wagner, Trustee